Exhibit 99.1

NICE Appoints Barak Eilam as Chief Executive Officer

RA’ANANA, ISRAEL, February 4, 2014 – NICE Systems (NASDAQ: NICE) today announced that its Board of Directors appointed Barak Eilam, President of NICE Americas, as its new Chief Executive Officer to succeed Zeevi Bregman, who is retiring from his position to pursue personal interests. The transition is expected to take place by the end of April, 2014.

Barak Eilam is currently the President of NICE Americas, which is a $500 million per year business. Prior to this position, Mr. Eilam was the head of sales and the general manager of the Enterprise Group in the Americas. Earlier in his career, he founded and served as the general manager of the NICE Interaction Analytics Global Business Unit. In his 15 years with NICE, Mr. Eilam has served in a variety of executive positions within NICE, managing different aspects of the business in product development, sales and marketing and services.

“Barak has a strong track record of building businesses and delivering results, and has been a major contributor to the growth and success of NICE. Throughout Barak’s career, he has demonstrated great ability in leading organizations, including product and sales teams, and introducing new technologies and innovation,” said David Kostman, Chairman of the Board of Directors of NICE Systems. “Barak's appointment is a clear demonstration of the depth of management talent at NICE. I am confident that he is the right person to enable NICE to capitalize on the many opportunities in the market, and lead the Company to continued growth in years to come.”

Mr. Kostman continued, “On behalf of the Board of Directors, I want to thank Zeevi for the significant contributions he has made to NICE over the last five years. Under Zeevi’s leadership the Company has grown substantially, just recently crossing the $1 billion mark in bookings. The Company solidified its strategy and has evolved to become a leading provider of analytic based advanced applications. Zeevi has built a strong management team and a winning culture, setting a solid foundation for future growth and success.”

“I am very excited to be appointed as the new CEO of NICE and to lead its winning team and highly skilled management,” said Mr. Eilam. “NICE is a successful, innovative and strong company, with great people, cutting-edge technologies, and loyal customers and partners. I am very much looking forward to the many opportunities ahead.”

“After almost five rewarding years at NICE, I have decided to retire from my position as President and CEO to allow more time to pursue personal interests,” said Zeevi Bregman. “NICE is an industry leader with a strong market position, solid financials and great people and technology, and I am confident that Barak, together with NICE’s strong management team, will continue to lead NICE on the path to future growth and success. I am looking forward to supporting Barak with the transition process and remaining on the Company's board. I wish Barak and the entire NICE family continued success.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Anat Earon-Heilborn, +972 9 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messers Bregman, Kostman and Eilam are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.